SECURIT[...]SSION

11018996

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SEC FILE NUMBER
8 - 48183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaufman Bros., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin (212) 292-8120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman Bros., L.P., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

MARIA E. QUINTEROS
Notary Public, State of New York
No. 01QU6163490
Qualified in New York County
Commission Expires 3/26/2011

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN BROS., L.P. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONTENTS

Independent Auditors' Report 1

Financial Statement

Consolidated Statement of Financial Condition 2

Notes to Consolidated Financial Statement 3-13

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

RECEIVED
SEC MAIL PROCESSING
FEB 2 8 2011
WASH. D.C.
189
SECTION

INDEPENDENT AUDITORS' REPORT

To the Partners of
Kaufman Bros., L.P.

We have audited the accompanying consolidated statement of financial condition of Kaufman Bros., L.P. and Subsidiary (collectively "the Partnership") as of December 31, 2010. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Kaufman Bros., L.P. and Subsidiary as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2011

KAUFMAN BROS., L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	1,476,089
Receivable from clearing broker		414,007
Fees receivable, net		637,305
Securities owned, non-marketable, at fair value		119,712
Investments in private companies		296,401
Certificate of deposit		102,086
Property and equipment, net		123,574
Prepaid expenses		31,224
Other assets		58,602
Total assets	$	3,259,000
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued compensation costs	$	669,932
Accounts payable and accrued expenses		458,729
Subordinated loans		925,000
Total liabilities		2,053,661
Partners' capital		1,205,339
Total liabilities and partners' capital	$	3,259,000

See accompanying notes to consolidated financial statement.

1. Nature of operations

Kaufman Bros., L.P. and Subsidiary (collectively the "Partnership") is a Delaware limited partnership formed to engage primarily in investment banking, brokerage and securities trading, corporate consulting and other related activities. Kaufman Bros., L.P. ("Kaufman Bros.") is managed by KB Management, LLC (the "General Partner") and is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. Additionally, Kaufman Bros. is a member of the Financial Industry Regulation Authority, Inc. ("FINRA").

The accompanying consolidated financial statements include the accounts of Kaufman Bros. and its wholly-owned subsidiary, KBRO Capital, LLC ("KBRO LLC"). KBRO LLC was formed on November 15, 1999 as a limited liability company under the laws of the State of New York. KBRO LLC engages primarily in venture capital activities.

2. FINRA approved change in control

On February 28, 2009, the Partnership entered into a Binding Letter of Intent (the "Letter of Intent") with a potential new limited partner in the Partnership. The Letter of Intent provided for the funding of capital contributions of up to $1,000,000 by the limited partner for Partnership working capital in exchange for a non-dilutive fifty-one percent (51%) ownership interest in both the Partnership and its General Partner, KB Management LLC. The new limited partner in the Partnership satisfied the capital contribution obligations on time and in full under the terms and conditions of the Letter of Intent.

On March 31, 2009, the General Partner restructured the Partnership. Under the authority of the amended and restated Limited Partnership Agreement the General Partner required the involuntary withdraw, upon notice, of itself and all limited partners that had not participated in the necessary capital raise as of March 31, 2009 (the "non-participating limited partners"). All non-participating limited partners and the General Partner were treated similarly and were eligible to receive withdrawal payments, which the General Partner determined to be zero for all non-participating limited partners and the General Partner.

Simultaneous with the restructuring on March 31, 2009, only participating limited partners and the General Partner were admitted or permitted to remain in the Partnership, and their interests were carried on the Partnership's books according to pro rata capital contributions of the participating limited partners.

Effective April 1, 2009, the General Partner was retroactively deemed to own a non-dilutive one-percent (1%) interest in the Partnership to preserve the federal income tax treatment of the Partnership and its General Partner. As of December 31, 2010, KB Management LLC remains the sole General Partner of the Partnership.

On October 20, 2009, the General Partner approved the exchange of an additional non-dilutive five percent (5%) interest in the Partnership, with the new limited Partner that was party to the Letter of Intent, in exchange for $100,000.

FINRA formally reviewed and approved the Partnership's change in control under Rule 1017 Continuance in Membership Application and reviewed whether the change of control, arbitration award reserve and related disclosures were consistent with high standards of commercial honor and just and equitable principals of trade.

3. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of Kaufman Bros. and KBRO LLC. All significant inter-Partnership transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consisted of money market accounts at December 31, 2010 of approximately $659,000.

Fees Receivable

The Partnership carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. Accounts are written-off as uncollectible once the Partnership has exhausted its collection means. The allowance for doubtful accounts as of December 31, 2010 was $4,500.

Valuation of Securities Owned, Non-Marketable and Investments in Private Companies, at Fair Value - Definition and Hierarchy

Securities not readily marketable represent warrants and restricted stocks, some of which are thinly traded and are valued at fair value as determined by the General Partner. Fair value is based upon the consideration of factors such as the value of the underlying security, restrictions on the conversion of the warrant and liquidity of the security. As of December 31, 2010, the General Partner determined that the fair value of all warrants and restricted stocks is approximately $120,000.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

3. Summary of significant accounting policies (continued)

Valuation of Securities Owned, Non-Marketable and Investments in Private Companies, at Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Partnership uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

3. Summary of significant accounting policies (continued)

Valuation of Securities Owned, Non-Marketable and Investments in Private Companies, at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership holds a 2.165% equity ownership in Pennsylvania Liberty Holdings LLC, KBRO LLC holds a 4.35% equity interest in GLQ Entrepia, Inc. and a 0.76% equity interest in Entrepia Fund II, L.P. These private investment partnership investments are recorded at fair value, based upon management's assessment of the underlying net asset values and incorporating valuations that consider the expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Computer hardware and software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Investment Banking Fees, General Advisory and Other

Investment banking fees include consulting fees which are recognized based on the terms of the contracts and are recorded when the services are rendered. Other investment banking fees include public offering fees such as financing and underwriting fees, which are recorded when the particular offer is issued.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying consolidated financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Partnership is subject to New York City unincorporated business tax ("UBT"). As of December 31, 2010, the partnership has provided for a $30,000 tax provision.

3. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

4. Property and equipment

Property and equipment consist of the following at December 31, 2010:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware and software	$ 70,601	$ 31,600	$ 39,001
Leasehold improvements	129,076	44,503	84,573
	$ 199,677	$ 76,103	$ 123,574

Depreciation expense for the year ended December 31, 2010 was $59,003.

5. Securities owned, non-marketable, at fair value

Details of securities owned, non-marketable, at December 31, 2010 are as follows:

	Non-marketable securities
Warrants	$ 110,500
Restricted stock	9,212
	$ 119,712

6. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 3 for a discussion of the Partnership's fair value policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2010:

	in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2010
Assets				
Securities owned, non-marketable, at fair value				
Warrants, technology	$ -	$ -	$ 66,795	$ 66,795
Warrants, other			43,705	43,705
Restricted stock			9,212	9,212
	$ -	$ -	$ 119,712	$ 119,712
Investments in private companies				
Private operating company, technology	$ -	$ -	$ 150,000	$ 150,000
Private investment companies, venture fund	-	-	146,401	146,401
	$ -	$ -	$ 296,401	$ 296,401
	$ -	$ -	$ 416,113	$ 416,113

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market price) and unobservable (e.g., changes in risk of value) inputs.

6. Fair value measurements (continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010:

Assets	Beginning Balance January 1, 2010	Unrealized Gains (Losses)	Net Transfers In and/or (Out) of	Valuation Adjustment	Ending Balances December 31, 2010	Gains (Losses) for Investments still held at December 31, 2010
Securities owned, non-marketable, at fair value						
Warrants, technology	$ -	$ -	$ 66,795	$ -	$ 66,795	$ -
Warrants, other	2,500		23,478	17,727	43,705	
Restricted stock	1,462		7,750		9,212	
	$ 3,962	$ -	$ 98,023	$ 17,727	$ 119,712	$ -
Investments in private companies						
Private operating company, technology	$ -	$ -	$ -	$ 150,000	$ 150,000	$ -
Private investment companies, venture fund	153,641	1,585	(8,825)		146,401	6,517
	$ 153,641	$ 1,585	$ (8,825)	$ 150,000	$ 296,401	$ 6,517
	$ 157,603	$ 1,585	$ 89,198	$ 167,727	$ 416,113	$ 6,517

Unrealized gains and losses are included in trading and investments in the consolidated statement of operations. Valuation adjustments are determined by management based on current market conditions and the amount of risk that pertains to the particular security, and are included in trading and investments in the consolidated statement of operations.

7. Warrants

The Partnership may receive warrants in conjunction with its investment banking activities. The warrants provide the Partnership with exposure and potential gains upon equity appreciation of the share prices of the companies for whom services were provided.

The value of a warrant has two components - time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Partnership to lose its entire investment in a warrant.

At December 31, 2010, the Partnership had warrants with an intrinsic value of approximately $110,500, which expire through 2015. Refer to Note 6 for information on the fair value of warrants held at December 31, 2010 and the amount of gains and losses during the year then ended.

8. Commitments and contingencies

The Partnership leases office space in New York City, expiring May 31, 2017, San Francisco, California, expiring December 31, 2011 and Boston, Massachusetts expiring August 31, 2011, under operating leases having non-cancelable lease terms in excess of one year. In addition to base rent, certain of the leases provide for the Partnership to pay a proportionate share of operating costs and are subject to escalation clauses based on the Consumer Price Index.

At December 31, 2010, future aggregate minimum annual rent payments under these leases are approximately as follows:

Year ending December 31,		
2011	$	896,000
2012		707,000
2013		708,000
2014		708,000
2015		708,000
Thereafter		1,003,000
	$	4,730,000

Rent expense, including certain other rent charges, for the year ended December 31, 2010 was approximately $973,000.

The New York City lease calls for a security deposit of $100,000, which has been satisfied by a letter of credit. The Partnership has collateralized such letter of credit with a certificate of deposit. The security deposit for the California lease was satisfied by a cash deposit with the landlord in the amount of $6,230. The security deposit for the Boston lease was satisfied by a cash deposit with the landlord in the amount of $13,440.

In 2007, a former limited partner asked to be reinstated to the Partnership. In 2008, an Arbitration Award granted the former limited partner re-instatement and a monetary award equal to a pro-rata share of prior distributions made to the remaining limited partners in 2007 and 2008. The Arbitration Award did not find fault by the Partnership or its General Partner. In November 2009, the Partnership and former limited partner confirmed the Arbitration Award by mutual stipulation. As of March 31, 2009, this Partner was formally removed from the Partnership and the Partnership recorded a partner distribution accrual of $139,000. The Partnership paid $97,300 to the former partner and the Partnership paid the balance of the liability of $41,700 to the IRS as a tax withholding payment for this former partner. Management believes that the Arbitration Award has been satisfied.

In the normal course of business, the Partnership has been named as a defendant in various matters. Management of the Partnership believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership.

9. Employee benefit plan

All employees of the Partnership are eligible to participate in the Partnership's qualified 401(k) retirement plan (the "Plan"). Employer contributions to the Plan are at the Partnership's discretion. For the year ended December 31, 2010, the Partnership did not make any contributions to the Plan.

10. Liabilities subordinated to claims of general creditors

At December 31, 2010, FINRA had approved three subordinated loan agreements between the Partnership and its General Partner. The terms of the subordinated loan agreements are as follows:

- $525,000 loan agreement maturing on August 1, 2012 and bearing interest at 2% over the average six month LIBOR rate (.46% at December 31, 2010) calculated on a monthly basis
- $200,000 loan agreement maturing on September 1, 2012 and bearing interest at 2% over the average six month LIBOR rate (.46% at December 31, 2010) calculated on a monthly basis
- $200,000 loan agreement maturing on December 1, 2012 and bearing interest at 2% over the average six month LIBOR rate (.46% at December 31, 2010) calculated on a monthly basis

The loan agreements have been approved as regulatory capital and constitute part of the Partnership's net capital under the Securities and Exchange Commissions (the "SEC") Uniform Capital Rule 15c3-1.

11. Off-balance-sheet risk

Pursuant to a clearance agreement, the Partnership introduces all of its securities transactions to National Financial Services LLC (or "clearing broker") on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

In addition, the due from and payables to the clearing broker are pursuant to the clearance agreement.

In the normal course of business, securities transactions of brokerage customers of the Partnership are cleared through a clearing broker. Pursuant to an agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete such transactions. During the year ended December 31, 2010, the Partnership incurred a loss of $12,398 which was paid by the Partnership. An equal amount was paid by the clearing broker and NFS.

12. Concentration of credit risk

The Partnership maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

The Partnership is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

13. Related party transactions

At December 31, 2010, the Partnership had receivables from affiliates of $65,154, included in fees receivable on the consolidated statement of financial condition.

14. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as it clears all customer transactions through another broker-dealer on a fully disclosed basis.

15. Net capital requirements

Kaufman Bros. is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The firm's aggregate indebtedness to net capital ratio is 1.5 to 1 which is within the statutory limits. At December 31, 2010, the net capital (unconsolidated) of Kaufman Bros., L.P. was approximately $738,000 which was approximately $488,000 in excess of its minimum requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.